

Delsure Health Insurance Inc

HEALTH INSURANCE DONE RIGHT

Introduction

- Healthcare is a necessity for humans to live normal lives

- Healthcare is financed substantially by private insurers in the USA

- Well over 200 million people are covered by private health insurance. It is a 2 trillion dollar sector accounting for over 14% of GDP

- The insurers today use a model that imposes substantial cost sharing on its members through deductibles, co-pays and co-insurance. This can be as much as $10,000 per year in addition to premiums

- A system that is so expensive, so unpopular, so large and so consolidated, will pave the way for its own replacement



Private health insurance accounts for

14%

of the GDP

What Is Insurance?



- In law and economics, insurance is a form of risk management used to hedge against uncertain loss. It is defined as the EQUITABLE transfer of risk of a loss, from one entity to another, in exchange for PAYMENT. The insured will assume a guaranteed and known loss, in the form of Premiums paid to the insurer, in exchange for insurer's promise to compensate the insured in the case of a loss

- Insurance is a co-operative form of distributing a certain risk over a group of persons who are exposed to it

- Insurance may be described as a social device whereby a large group of individuals, through a system of equitable contributions, may reduce or eliminate certain measurable risks of economic loss common to all members

- The collective bearing of risk is insurance

What Does a Health Insurance Company Do?

- The core function of a health insurance company is to finance healthcare for its members

- The core activity of a health insurance company is to pay the healthcare invoices of the members to their healthcare providers

- To support their business, health insurance companies must understand their risk and cost to price the product correctly

- To manage their operations, they must find the shortest and most efficient route to achievement

- To maintain customer satisfaction, they must make the process as convenient as possible



Our Purpose

We are a health insurance company that will finance the healthcare needs of our members

- With maximum convenience
- With the best medical services
- With absolute peace of mind



Our Investors, Our People



Our founder investors are all medical professionals. They have all suffered the terrible consequences of the current health insurance model. They understand the need for change. They understand that insurance companies are telling them how to treat their patients and are not paying them enough. They welcomed the opportunity to invest in a different kind of health insurance company and have been actively involved in developing the new model.

Our Board of Directors

DR. AMIR ALEMZADEH is the co-owner of a very successful primary care group practice in northern Virginia. He has developed all the technical tools to deliver the best care to his ever-increasing number of patients. He has turned his practice into a consumer facing enterprise and understands how to cater to his patients. He runs a very efficient operation since he knows the fees paid by the insurers will more likely go down than up.

ARASH DABESTANI is a very experienced pharmacist who has been involved in the management of the pharmacy operations of major hospital health systems. He is acutely aware of the problems faced by providers and members in managing prescription drug programs and is very well versed in how Pharmacy Benefit Managers work and where the money goes. He is currently Director of Pharmacy at NYU Langone Health.

Our Board of Directors

DR. ALIDAD ARABSHAHI is one of northern Virginia's leading ENTs. He runs a very successful group practice. He has also recently set up a revenue management company which assists other practices in coding, billing and invoicing as well as providing analytical tools. The business has grown very rapidly and he already has over 10 practices as customers. He is also an expert in sleep medicine and has established a successful sleep lab.

ABBAS BAYAT is the CEO/Founder of the company. He has been an entrepreneur for over 30 years and is a specialist in strategic thinking, analysis of process/work flow and turning around companies. He has set up companies several times to buy, fix and sell manufacturing enterprises. His best performance was returning 50X original investment to his shareholders. He has worked all over the world. He has a BA in Politics and Economics and Master of International Affairs and Doctor of Education degrees from Columbia University. His doctoral dissertation was on leadership behavior and productivity in organizations. He is fluent in French and Farsi. He has also owned a professional soccer team in the first division of the Belgian Football League.

The Problem/Opportunity

UNHAPPY CONSUMERS

- Very opaque with no cost transparency
- Too many choices with unknowns
- No control over treatment
- Incomprehensible paperwork
- Very bad customer service
- Often limited provider network
- Pre-authorization uncertainty
- Constant fear of financial disaster

UNHAPPY PROVIDERS

- Total lack of transparency
- Very intrusive protocol
- Uncertainty of pre-authorization
- Uncertainty of amount to be paid
- Uncertainty of cash flow
- Uncertainty of how much patient owes

VERY INEFFICIENT INSURERS

- Upwards of 20% of premiums spent on operations
- Too many variables in policy
- Huge administrative burden
- Very large compliance overheads
- Very complex billing and payment process
- Too many manual interventions
- Too many claims denials/adjudication
- Software/hardware/skill needs

Our Solution, Health Insurance as it Should Be

Simplicity

MEMBERS

- Total focus on consumer
- One single comprehensive policy
- No deductibles/co-pay/ co-insurance
- Single premium covers all expenses
- Only exclusion non-medically necessary treatment
- Fully transparent/no small print

PROVIDERS

- Total convenience
- No preauthorization required
- Single fee schedule for all
- Payment at time of intervention/no receivables
- Simplifies billing codes
- Fully in control of medical decisions

DELSURE

- Unique common policy with one variable: Age
- Automated payment invoices at treatment
- No human/manual intervention
- No claims disputes/denials/adjudication
- Eliminating up to 20% of administrative costs

Our Solution, Health Insurance as it Should Be



Technology & Automation

- Automated payment system

- Sophisticated national/local/internal data collection

- Use of best practice to predict costs

- Rigorous actuarial analyses

- Constant updating of member utilization

- Regular internal auditing to confirm assumptions

- Intuitive user-friendly tech aids for ecosystem

Our Solution, Health Insurance as it Should Be

Financial/Compliance

- Simple cash/surplus management: only liquid assets
- Constant full compliance with all regulations
- Always exceeding minimum capital and surplus



State of the Market

LARGEST INSURERS BY MEMBERSHIP
(in millions of members)



LARGEST INSURERS BY REVENUE
(in billions of dollars)



The Path Forward

DELSURE HEALTH INSURANCE INCORPORATED IN DELAWARE ON 6/6/17

Capital Raised to Date

$1,100,000

Certificate of Authority Issued

10/16/18

by State of Delaware









Current Employees

6

Office Location

Newark, DE

Statutory Auditors

Cover & Rossiter
Certified Public Accountants

Regulatory/Compliance

Martin & Company
YOUR INSURANCE SOLUTIONS PARTNER

Banks

svb Silicon Valley Bank

WSFS bank
We Stand For Service

Timeline & Milestones



Date	Milestone
June 2017	Incorporated
July 2017	Seed Capital Raised
Sept 2017	Application for License
July 2018	2nd Round of Funds Raised
Feb 2019	3rd Round of Funds Raised
June 2019	4th Round of Funds Raised
Nov 2019	Continuous Discussions with DDOI Regarding License and Rate Approval

Financials

Unaudited and Projections, US Dollars, Actual 6/17 – 06/19

PROFIT/LOSS

Operations Costs

Net Loss: $605,000

BALANCE SHEET

Assets

Current
CASH: $410,000
A/R: $145,000
TOTAL CURRENT: $555,000

LT Assets: $5,000
Total Assets: $565,000

Stock Equity: $1,100,000

Projections

ASSUMPTIONS

Currently approximately 30,000 small group lives are covered by commercial insurance. **Delsure target in 3 years 10% of this market: 3000 lives.**

Based on Truven data for **166,000 lives in the Delaware large group commercial insurance market, average per person per month cost of medical benefits is $475**. This figure was increased by 3% annually for the projections. Based on Highmark BCBS Unified Rate Review Template filed for 2019 medical benefits were $543 pmpm, which is a projected figure. Actual payments made by HMBCBS were $463 pmpm.

Average premium pmpm projected by Delsure is $700 with no change over 3 years. Average premium pmpm for HMBCBS based on the URRT for 2019 was $608 with an average of 15% cost sharing which amounted to $80 pmpm. The average premium number is dependent on the age of the members and will differ based on the actual members covered for Delsure. HMBCBS figures are for existing members.

Delsure's operating/administrative costs based on existing expenses, supplemented by additional staff required when small groups have signed up.

Projections

Since Delsure is a start-up company with no history of revenues and medical costs, these projections are based on management's analysis of the various factors in the healthcare and insurance sectors and employer groups in Delaware to develop revenues and costs. These are projections and there is no certainty that these projections will be realized, nor is there any implicit or explicit intention to state otherwise.

	Y1 (12 MONTHS)	Y2 (12 MONTHS)	Y3 (12 MONTHS
LIVES	780	1560	2600
PREMIUMS	$6,552,000	$13,166,400	$21,840,000
MEDICAL BENEFITS	$4,446,000	$9,165,000	$15,722,000
PREMIUM SURPLUS	$2,106,000	$4,001,000	$6,118,000
OPERATING COSTS	($1,000,000)	($1,200,000)	($1,500,000)
OPERATING PROFIT	$1,006,000	$2,801,000	$4,618,000

Capital Requirements/ Funds Raise

Based on the financial regulations for insurance companies to be established in the state of Delaware, the minimum capital and surplus required is $300,000 of capital and $150,000 surplus. Furthermore, premiums for policies written should be around 300% of capital and surplus at time of actual selling of insurance. For example, in the case of the minimum capital/surplus situation, policies accruing $1,350,000 can be sold. These will be audited during the course of the entire year to assure compliance.

$1,100,000

of $5,000,000 goal



Delsure has raised $1,100,000 to date. The capital/surplus according to SAP rules is $486,595 as of November 30, 2018. Based on the regulations, this is enough to allow the selling of policies generating around $1,400,000 in the year which is adequate for the 2019 projection. However, since it is our intention to ramp up growth as soon as our model is working well, we will need to raise additional capital to allow for this growth. It is our objective to raise $3,000,000-5,000,000 depending on valuations and investor appetite. This would allow us to add an additional $15,000,000 of premium revenues.

Healthcare and Health Insurance Sectors in the USA

SPEND

3.5 trillion dollars health expenditures in 2017:

- ■ 4.9% nursing care facilities and continuing care
- ■ 9.8% prescription drugs
- ■ 19.9% physician and clinical services
- ■ 32.4% hospital care
- ■ 33% other

18% of GDP



Healthcare and Health Insurance Sectors in the USA



REGULATIONS

- Highly regulated at federal and state level
- Minimum capital requirements differing by state
- State level licensing and examination/audit
- Federal and state laws covering the sector
- No cross-border selling

Healthcare and Health Insurance Sectors in the USA

STATISTICS

- Over 150 million people covered by private insurance

- Over $500 billion combined revenues of top 6 health insurers

- Very large number of healthcare providers very fragmented

- Substantial portion of healthcare spend through insurance companies

Over

150 Million

Americans



Are Covered by Private Insurance

Healthcare and Health Insurance Sectors in the USA



UTILIZATION

The under 65 covered by private insurance hospital stays:

- 94.8% stay 0 nights in hospital
- 4.3% stay 1 night
- 0.5% stay 2 nights
- 0.3% stay 3 or more nights

On average members make 4 visits to primary care doctor per year

On average 14 prescriptions are issued per year per person

Healthcare and Health Insurance Sectors in the USA

SURGICAL PROCEDURES

Most common surgical procedures:

- Appendectomy
- Breast biopsy
- Carotid endarterectomy
- Cesarean section
- Coronary bypass
- Debridement of wound, infection, burn
- Free skin graft
- Hysterectomy
- Hernia
- Lower back
- Tonsillectomy

PRESCRIPTION DRUGS

Most prescribed:

- Opioid/Acetaminophen combinations
- Thyroid deficiency
- Arthritis
- Penicillin antibiotics
- Anti-epileptics
- Blood pressure
- Cholesterol
- Anti-depression
- Anti-inflammatory

Healthcare and Health Insurance Sectors in the USA

INCIDENCES OF EVENTS

23m
People with Diabetes

3.8m
Child Births PA

0.8m
Heart Attacks PA

1.6m
New Cases of Cancer PA

HEALTH INSURANCE DATA

Average annual employer/employee paid premiums in 2016 –

Single: $5,306/$1,129 (Total: $6,435)

Family: $12,856/$5,277 (Total: $18,142)

50% of all insured including Medicare account for 93% of all expenditures

20% account for 70% of all expenditures

10% account for 50% of all expenditures

Very high concentration among older people



Delsure
Health Insurance

CONTACT US

(302) 286-5333

(833) 280-4855

220 Continental Drive
Suite 206
Newark, DE 19713